Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Altair Product Design, Inc.	Michigan, United States
Altair Engineering India Pvt. Ltd.	India
Altair Engineering Ltd.	Japan
Altair Engineering GmbH	Germany
Altair Engineering France, Sarl	France
Altair Engineering Software Co., Ltd.	China
Altair Engineering Ltd.	United Kingdom
Runtime Design Automation	California, United States